FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Merck Exercises PDE4 Option

Embargoed for release at 7am

24 September 2003

CELLTECH GROUP PLC

MERCK EXTENDS DEVELOPMENT PERIOD FOR PDE4
COLLABORATION WITH CELLTECH

Celltech Group plc (LSE: CCH; NYSE: CLL) announces that Merck & Co., Inc. has exercised its option to extend the Development Period regarding its phosphodiesterase-4 (PDE4) inhibitors collaboration with Celltech. The exercise of this option enables Merck to maintain exclusive access to Celltech's PDE4 intellectual property estate, which was licensed by Celltech to Merck as part of their collaboration in 1994. Pursuant to this, Merck will shortly make an undisclosed milestone payment to Celltech.

Merck is currently undertaking clinical development of PDE4 inhibitors for respiratory diseases.

Contacts:

Peter Allen	Deputy CEO and CFO	(44) (0) 1753 534655
Richard Bungay	Director of Corporate Communications

Jon Coles	Brunswick	(44) (0) 207 404 5959
Wendel Carson	Brunswick

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an innovative development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 24 September, 2003